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                                                                EXHIBIT (a)(9)

WHITEHALL STREET REAL ESTATE FUND ANNOUNCES COMPLETION OF TENDER OFFER FOR INTEGRATED LIVING COMMUNITIES, INC.


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
Contact:                                        Contact:
Integrated Living Communities, Inc.             Senior Lifestyle Corporation
Doug Listman, Controller                        William B. Kaplan, Chairman/CEO
(941) 947-7227                                  (773) 878-6333
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New York, NY - (July 3, 1997) - Whitehall Street Real Estate Limited Partnership
VII ("Whitehall") today announced that its wholly owned affiliate, SLC Acquisition Corp., had accepted for payment all shares of common stock of Integrated Living Communities, Inc. ("ILC") tendered and not withdrawn pursuant to the tender offer which expired, as scheduled, at 12:00 midnight, New York
City time, on July 2, 1997. Whitehall reported that, based on a preliminary count, 6,646,851 shares, or approximately 99.2 percent, of the outstanding common stock of ILC had been tendered in the tender offer, including 2,503,050 shares by notice of guaranteed delivery, and accepted for payment at a price of $11.50 per share, net to the seller in cash.

In the proposed second step of the acquisition, Whitehall plans to merge its SLC Acquisition Corp. affiliate with and into ILC. As a result of such merger, each share of ILC common stock not previously purchased in the tender offer will be converted into a right to receive $11.50 in cash. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding shareholders of ILC. The proposed merger will be completed on or about July 9, 1997.

ILC is a major provider of assisted living and related services and is traded on the NASDAQ exchange under the symbol "ILCC". Currently, ILC operates 24 buildings with over 2,500 beds and has 15 facilities under construction with over 1,200 beds.